Exhibit 99.1

Perion to Announce Third Quarter Financial Results on Monday,

November 16, 2026

Following Announcement of Definitive Merger Agreement with Affle, No

Earnings Conference Call Will Be Held
Company Withdraws Previously Issued Financial Guidance

New York & Tel Aviv – November 2, 2026 – Perion Network Ltd. (NASDAQ and TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today announced it will release its third quarter 2026 financial results on Monday, November 16th before the U.S. stock market opens. In light of the recently announced definitive merger agreement with Affle 3i Limited (“Affle”), the Company will not hold a conference call to discuss its results.

Transaction with Affle:

On November 1, 2026, Perion entered into a definitive merger agreement with Affle. Under the terms of the agreement, Affle will acquire all of the outstanding shares of Perion for $11.70 per share in an all-cash transaction for an equity value of approximately $420 million. This represents a premium of 34.5% to Perion’s closing stock price on October 30, 2026, the last full trading day prior to the transaction announcement. The transaction is expected to close in early 2027, subject to closing conditions, including approval by Perion shareholders.

Full-Year 2026 Outlook:

Given the announced transaction, Perion is withdrawing its full-year 2026 outlook, provided on August 10, 2026, and all other previously issued financial outlook and targets, including its 2028 targets. Perion does not intend to provide financial guidance while the transaction is pending.

Share Repurchase Program:

In November 2025, Perion’s Board of Directors approved a $75 million expansion of the previously authorized share repurchase program of $125 million of its outstanding shares, to a total of $200 million. As of October 30, 2026, under the authorized share repurchase plan, the Company repurchased a total of 21.3 million shares for a total amount of $196.8 million.

In connection with the pending transaction, Perion has suspended its share repurchase program.

The earnings press release and accompanying financial data tables will be accessible on the Investor Relations section of the company's website at: https://perion.com/investors/

About Perion Network Ltd.

Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company's proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

For more information, visit www.perion.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.

Jeff Seiner, VP of Investor Relations

jeffs@perion.com